UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
_________________________________________________________
MASIMO CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

574795100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	13G

1.	Names of Reporting Persons Joe Kiani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,854,276
	6.	Shared Voting Power 9,000
	7.	Sole Dispositive Power 5,854,276
	8.	Shared Dispositive Power 9,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,863,276 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (a) 119,241 shares held in the name of the Reporting Person, (b) 2,313,453 shares held in five trusts for which the Reporting Person is the sole trustee, (c) 1,491,209 shares held in four trusts for which the Reporting Person is not the trustee, (d) 9,000 shares held by an immediate family member of the Reporting Person for which the Reporting Person shares voting and dispositive power, (e) options to purchase 1,920,000 shares of the Issuer’s common stock that were exercisable as of December 31, 2017 or that have or will become exercisable within 60 days after December 31, 2017, and (f) 10,373 shares held for the Reporting Person’s account under the Issuer’s Retirement Savings Plan.

(2)
Percentage ownership of the Reporting Person was calculated using 51,636,352 shares of the Issuer’s common stock outstanding as of December 31, 2017 (based on information provided by the Issuer) plus shares of common stock subject to options held by the Reporting Person that were exercisable as of December 31, 2017 or that have or will become exercisable within 60 days of December 31, 2017, as such shares are deemed to be outstanding for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 574795100	13G

Item 1.	(a)	Name of Issuer:
Masimo Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
52 Discovery, Irvine, CA 92618
Item 2.	(a)	Name of Person Filing:
Joe Kiani
	(b)	Address of Principal Business Office or, if None, Residence:
52 Discovery, Irvine, CA 92618
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value
	(e)	CUSIP Number:
574795100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 574795100	13G

Item 4.	Ownership
For each Reporting Person:
(a) Amount beneficially owned:

5,863,276 shares, which are comprised of (a) 119,241 shares held in the name of the Reporting Person, (b) 2,313,453 shares held in five trusts for which the Reporting Person is the sole trustee, (c) 1,491,209 shares held in four trusts for which the Reporting Person is not the trustee, (d) 9,000 shares held by an immediate family member of the Reporting Person for which the Reporting Person shares voting and dispositive power, (e) options to purchase 1,920,000 shares of the Issuer’s common stock that were exercisable as of December 31, 2017 or that have or will become exercisable within 60 days after December 31, 2017, and (f) 10,373 shares held for the Reporting Person’s account under the Issuer’s Retirement Savings Plan.

(b) Percent of class:
10.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
5,854,276
(ii) Shared power to vote or to direct the vote:
9,000
(iii) Sole power to dispose or to direct the disposition of:
5,854,276
(iv) Shared power to dispose or to direct the disposition of:
9,000
Item 5.	Ownership of Five Percent or Less of a Class
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The immediate family member of the Reporting Person described in Item 4 is entitled to receive dividends and sales proceeds.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certifications
N/A

CUSIP No. 574795100	13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
Date:

/s/ MARK DE RAAD
Signature

Mark de Raad
Attorney-in-Fact for Joe Kiani pursuant to Power of Attorney attached to Amendment No. 1 to this Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009.